


03029221

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Locked Bag 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

4 August 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL


PROCESSING SECTION
RECEIVED
AUG 11 2003
181
SEC MAIL
WASH. D.C.

Attention Mr Michael Coco

Dear Sir

Re: The Australian Gas Light Company
12g3-2(b) Information
File No 82-4797

Enclosed please find information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +612 9922 8644.

Yours sincerely

PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

LJ Fisk
Group Manager Corporate Services &
Company Secretary


The Australian Gas Light Company


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney


PROCESSING
SECTION
RECEIVED
AUG 11 2003
181
SEC MAIL
WASH., D.C.

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/07/2003

TIME: 15:36:26

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investment in Loy Yang Power - Market Briefing

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au on 03/07/2003 03:36:30 PM

To: lesfisk@agl.com.au
cc:

Subject: AGL - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 62506 as follows:
Release Time: 03-Jul-2003 15:36:25
ASX Code: AGL
File Name: 62506.pdf
Your Announcement Title: Investment in Loy Yang Market Briefing 3 July 2003

 - 62506.pdf

The Australian Gas Light Company

Investment in Loy Yang Power Market Briefing

Greg Martin, Managing Director

3 July 2003



Australian for Gas and Electricity


AGL

DISCLAIMER

This presentation has been prepared for use in Australia and other jurisdictions outside of the United States. This presentation does not constitute and offer of any securities for sale in Australia, the United States or any other jurisdiction. Neither this document nor anything contained in this document shall form the basis of any contract or commitment whatsoever. Any securities described in this presentation have not been registered under the US Securities Act of 1933, and may not be offered or sold in the United States absent registration under the US Securities Act of 1933 or an exemption from registration requirements.

To the maximum extent permitted by law, The Australian Gas Light Company, its related corporations and its officers and employees exclude liability to any person in relation to this presentation or the accuracy or completeness of the information provided as part of it, whether arising in contract, tort (including negligence), under statute or otherwise. This presentation has been prepared without consideration of the particular investment objectives, financial situation and needs of the recipient. The recipient should conduct its own investigation and analysis, and should not act on the basis of any matter contained in this presentation without considering and, if necessary taking appropriate legal, financial and other professional advice upon its own particular circumstances.



Transaction overview

- Purchasers
- Asset Details
- Sale Process
- Purchase Price
- AGL Investment

Great Energy Alliance Corporation (GEAC)


AGL

- 35% shareholding


TEPCO

- 35% shareholding
- Power industry partner

Commonwealth Bank 

- 30% total shareholding
- Financial investors led by Commonwealth Bank

Transaction overview

- Purchasers
- **Asset Details**
- Sale Process
- Purchase Price
- AGL Investment

Asset Details

- Loy Yang Power Station
  - 2,000 MW (4 x 500 MW)
- Adjacent substantive coal mine
- Located in Victoria's La Trobe Valley

Transaction overview

- Purchasers
- Asset Details
- **Sale Process**
- Purchase Price
- AGL Investment




AGL

Sale Process

- Comprehensive due diligence completed
- Share Sale Agreement signed by GEAC and Vendors on 3 July 2003
- Agreement provides a period of exclusivity
- Anticipated financial close 2 September 2003
- Completion subject to conditions precedent

Summary of conditions precedent

- Loy Yang Power Partnership lenders agree to restructure the existing debt package
- Various tax, duty and regulatory (including ACCC) issues and approvals are satisfied
- Approval by the creditors of NRG Energy and the U.S. Bankruptcy Court for the corporate guarantee supporting the performance of its subsidiary's obligations under the sale agreement
- Horizon security holders approve the transaction by special resolution (75% of votes cast in favour)

Transaction overview

- Purchasers
- Asset Details
- Sale Process
- **Purchase Price**
- AGL Investment

Purchase Price

- Implied enterprise purchase price of approximately $3.5 billion
- $1.4 billion (or 28%) discount to sale price achieved in 1997 privatisation
- Represents significant discount to estimated replacement cost




AGL

Transaction overview

- Purchasers
- Asset Details
- Sale Process
- Purchase Price
- AGL Investment

AGL Investment

- AGL to contribute $200 million of equity
- Project debt is non-recourse to GEAC investors (including AGL)
- AGL investment will be funded from existing credit lines

Loy Yang

- Asset Overview
- Management Overview

Loy Yang - Asset Overview

- Largest power station in Victoria
  - 5% of installed capacity in the NEM
  - 24% of installed capacity in Victoria
- Adjacent coal mine:
  - 2.1 billion tonnes of reserves
  - over 40 years fuel supply
- Loy Yang power generation units commissioned between July 1984 and December 1988
- Generation capacity enhancement opportunities

Loy Yang is the lowest cash operating cost generator in the NEM



0
Loy Yang
Hazelwood
Kareeya
Kogan Creek
Edison Mission
Rubicon Falls
Dartmouth
Yallourn W
Murray
Jindabyne
Clover
Blowering
West Kiewa
McKay Creek
Guthega
Tumut 2
Tumut 1
Shoalhaven
Bendeela
Cairn Curran
Lower Rubicon
Rubicon
Warragamba
Eildon
Morwell
Barron Gorge
Redbank
Tarong North
Tumut 3
Millmerran
Callide C
Tarong
Callide B
Invicta Sugar Mill
Northern SA
Stanwell
Anglesea
Gladstone
Mount Piper
Bayswater
Liddell
Eraring 300kv
Callide A
Wallerawang
Eraring 500kv
Collinsville
Swanbank B
Vales Point



Australian for Gas and Electricity


AGL

Loy Yang

- Asset Overview
- Management Overview

Loy Yang - Management Overview

- Strong incumbent management
- Loy Yang CEO and his team will continue to run the business
- Skilled and stable workforce

Key benefits for AGL

- Alignment with Strategy
- Quality Investment and Returns
- Strong Consortium



Australian for Gas and Electricity


AGL

Alignment with AGL Strategy

Company Strategy:

- Increased investment in important part of energy value chain
- Earning an appropriate return on investment

Power Generation Strategy:

- Earnings stream from investment in lowest cost base load generation plant
- Mitigates risk through a natural income hedge

Key benefits for AGL

- Alignment with Strategy
- Quality Investment and Returns
- Strong Consortium

Investment outcomes for AGL

- EPS neutral in year 1 and accretive thereafter
- Equity returns well above AGL's cost of capital
- AGL will equity account its 35% investment in Loy Yang
- Following the acquisition, AGL's gearing is anticipated to increase by approximately 2%



Key benefits for AGL

- Alignment with Strategy
- Quality Investment and Returns
- Strong Consortium

TEPCO - Power industry partner

Listing	- Tokyo Stock Exchange - Market capitalisation in excess of US$45bn
Credit rating	- AA- / AA2 by S&P / Moody's
Assets	- 60,000 MW of installed generation capacity, including thermal, hydro and nuclear
International expertise	- Operations in Japan, Europe, the U.S. and Asia - Investor in the 450 MW Tarong North power station in Queensland

The Australian Gas Light Company

Investment in Loy Yang Power Market Briefing

Greg Martin, Managing Director

3 July 2003



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/07/2003

TIME: 14:41:21

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL consortium enters conditional sale for Loy Yang

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



media release

July 3, 2003

AGL consortium enters conditional sale for Loy Yang

The Australian Gas Light Company (AGL) together with its consortium partners Tokyo Electric Power Company Incorporated (TEPCO) and financial investors led by the Commonwealth Bank, have entered into a conditional share sale agreement to purchase Loy Yang A Power station and the adjacent coal mine in Victoria's La Trobe Valley (Loy Yang Power).

On satisfaction of the preconditions in the agreement, the consortium will pay an implied enterprise purchase price of approximately $3.5 billion for Loy Yang Power, with an equity investment by AGL of $200 million. Both AGL and TEPCO will each hold a 35 per cent minority shareholding in Loy Yang Power, with Commonwealth Bank investors holding the balance.

Preconditions for completion of the transaction include:

- Consent from Loy Yang Power's financiers to a debt restructure. The agreement provides the consortium the opportunity to commence discussions with Loy Yang Power's financiers to complete the debt restructure.
- Satisfactory resolution of regulatory and ACCC issues and approvals
- Rulings on tax and stamp duty obligations
- Approval from investors in Horizon Energy and the creditor committees of NRG

"The decision to invest in Loy Yang Power is an important initiative for AGL, consistent with our strategy to secure competitive investment opportunities in power generation. The acquisition provides AGL with strong financial returns and complements the company's portfolio approach through spreading investments across a variety of energy assets, " AGL Managing Director Greg Martin said.

"AGL's strong balance sheet will enable this transaction to be funded from existing credit lines while still leaving the company comfortably geared.

The Australian Gas Light Company
ABN 95 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: jmcaloon@agl.com.au
www.aglinvestor.com

"Loy Yang Power has a strong future. It is efficient, low cost and has an experienced and competent management and workforce. At an implied enterprise purchase price of approximately $3.5 billion Loy Yang Power is an attractively priced asset and will be financially well structured going forward. This will enable Loy Yang Power to continue to play its part in supplying the power requirements of Victorian electricity consumers.

"AGL, with TEPCO and Commonwealth Bank investors, will provide a balance of technical and financial expertise which will contribute to ensuring a secure future for Loy Yang Power", Mr Martin concluded.

The proposed operating structure of Loy Yang Power would see it continue to trade with all electricity retailers, including AGL, on a strict arms length basis.

Subject to satisfaction of all conditions precedent, financial close of the transaction is targeted for 2 September 2003.

The effect of this release is to remove the trading halt placed on trades in AGL by the Australian Stock Exchange (ASX) this morning.

Further Enquiries:
Contact: Jane McAloon, Group Manager External Affairs
Direct: (02) 9922 8349
Mobile: 0419 447 384

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9922 8352
Mobile: 0416 275 273


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/07/2003

TIME: 14:41:32

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: GEAC signs sale agreement for Loy Yang

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

MEDIA RELEASE

3 July 2003

GEAC signs sale agreement for Loy Yang

Great Energy Alliance Corporation Pty Ltd (GEAC) has entered into a conditional sale agreement to become the new owner of the 2000 megawatt (MW) Loy Yang A Power station and adjacent coal mine in Victoria's La Trobe Valley (Loy Yang). A fact sheet is attached.

Loy Yang is the largest power station in Victoria, accounting for about 24 per cent of all Victorian electricity generation. Current owners NRG Energy, Horizon Energy and CMS Generation Co. acquired Loy Yang from the Victorian Government in 1997.

Great Energy Alliance (GEA) Consortium

The GEA consortium was formed earlier this year, by The Australian Gas Light Company (AGL), the Tokyo Electric Power Company Incorporated (TEPCO) and a group of financial investors led by the Commonwealth Bank, to explore the possible acquisition of Loy Yang.

AGL and TEPCO each have a 35 per cent interest in the consortium, with the Commonwealth Bank-led investors taking the balance. The sale agreement ascribes a total implied enterprise purchase price to Loy Yang of approximately $3.5 billion.

Preconditions of the sale agreement

The conditions to completion in the sale agreement include consents from Loy Yang's financiers to the debt restructure, satisfactory resolution of regulatory (including ACCC) issues and approvals, tax and stamp duty rulings, as well as approval from the investors in Horizon Energy and the creditors committee of NRG Energy.[1]

The terms of the agreement guarantee GEAC a period of exclusivity while the conditions of purchase are satisfied. Importantly the signing of the agreement allows GEAC to commence discussions with Loy Yang's financiers to complete a debt restructure.

Operation of Loy Yang

The proposed operating structure of Loy Yang under the ownership of GEAC, would see Loy Yang continue to trade with all electricity retailers including AGL, on an entirely arms length basis. The experience and commitment of Loy Yang's management and staff will ensure Loy Yang continues to be operated and managed to provide a secure electricity supply for Victorians.

Subject to satisfaction of the conditions precedent, financial close of the transaction is expected by 2 September 2003.

Director GEAC: Vinay Kolhatkar
Tel: (02) 9312 3382 Fax: (02) 9378 4822

---

[1] Bankruptcy court approval is required in order for NRG Energy to provide a corporate guarantee supporting performance of its subsidiary's obligations under the sale agreement.

Fact Sheet

About Loy Yang

- Loy Yang is Victoria's largest power station, accounting for 24 per cent of Victorian generation capacity and 5.2 per cent of the combined generating capacity of the National Electricity Market (NEM).
- Loy Yang is situated in Victoria's La Trobe Valley, 165km from Melbourne.
- Loy Yang Power comprises a 2,000 MW power station, fuelled by an adjacent coal mine, with reserves sufficient to supply the power station for more than 45 years.
- The adjacent brown coal mine is the largest in Australia and one of the largest in the world.
- Loy Yang has the lowest cash operating costs of all power stations in the NEM.
- Commissioned between July 1984 and December 1988, Loy Yang is a modern plant compared to most of its Victorian competitors.
- Loy Yang has approximately 535 employees.
- Loy Yang has a highly qualified and experienced management team comprised of individuals with more than 20 years experience in the electricity industry.
- Loy Yang has generation capacity enhancement opportunities.
- Loy Yang is a participant in the Co-operative Research Centre (CRC) for Clean Power from Lignite (brown coal). The CRC is developing new technologies to significantly lower moisture content in coal feed stocks and reduce Co2 emissions.
- Loy Yang comfortably complies with standards required under its Environment Protection Authority licence.
- The Victorian Government privatised Loy Yang in 1997, selling the asset to a consortium comprised of CMS Energy Corporation, NRG Energy and Horizon Energy for approximately $4.9 billion.

3 July 2003


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/07/2003

TIME: 11:00:13

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/07/2003

TIME: 11:14:52

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Request for Trading Halt

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

AGL

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Locked Bag 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

3 July 2003

Mr Stephen Yan
Companies Advisor
Australian Stock Exchange Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

By facsimile: 9241 7620

Dear Stephen

The Australian Gas Light Company – Request for Trading Halt

We request a trading halt in the shares of AGL from 1045 hours today.

In accordance with listing rule 17.1, we advise:

(a) the reason for the trading halt is that AGL is contemplating entering into a significant transaction;

(b) AGL requests a trading halt for up to two business days. The trading halt will be lifted upon release to the market of an announcement regarding the contemplated transaction.

(c) AGL is not aware of any reason why the trading halt should not be granted.

If you have any queries concerning the above, please do not hesitate to contact Mr Les Fisk on (02) 9922 8644.

Yours faithfully



L J Fisk
Group Manager Corporate Services &
Company Secretary




ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

3 July 2003

The Australian Gas Light Company

TRADING HALT

The securities of the Australian Gas Light Company (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 7 July 2003 or when the announcement is released to the market.

Security Code: AGL

Stephen Yan
Companies Advisor